FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          DECEMBER 2005

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|              Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       |_|              No        |X|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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                                TABLE OF CONTENTS

Document 1                 Press Release dated December 16, 2005
Document 2                 Material Change Report dated December 16, 2005

                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222


FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
December 16, 2005                                                      TSXV: AGX

VANCOUVER, BC - Amador Gold Corp. ("Amador") is pleased to announce that it has entered into an option agreement with Kootenay Gold Inc. (KTN: TSX) whereby Amador has optioned from Kootenay Gold the right to earn a 50% undivided interest in the Connor Creek property. The option calls for Amador to expend 1.0 million dollars in exploration and issue 400,000 shares to Kootenay over 4 years. If commercial production is reached an additional 250,000 shares of Amador are payable to Kootenay.

The Connor Creek Gold property lies approximately 16 km southwest of the town of Nelson in the Nelson Mining Division of southeastern British Columbia and is comprised of 42 claim units (CONRAU 1 to 42).

THE PROPERTY

The Connor Creek  property  contains a NEW SHEAR  HOSTED GOLD  DISCOVERY in area
with  previously  known  gold   occurrences.   There  are  two  styles  of  gold
mineralization  found on the property:

         o GOLD BEARING SEMI-MASSIVE TO MASSIVE SULFIDE VEINS containing pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. This type of mineralization is similar to the sulfide veins in the Rossland Camp, which produced nearly 3.0 million ounces of gold from 1897 to the 1950's. Three previously known occurrences of this type of mineralization occur on the property.

         o NEW GOLD MINERALIZED SHEAR ZONE containing disseminated to semi massive sulfides. Grab samples from bedrock contained gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The new shear zone has been traced for over 300 meters of strike and previous untested gold anomalies in soils and old pits occurring along the strike of the shear suggest a significant minimum lateral extent of gold mineralization of 1000 meters . The shear is open in both directions and is about 50 meters wide. Sampling to date are grab samples.

                  The mineralized shear represents an exciting new target for the area discovered in a logging road.

The property has the potential to host Rossland (TAG) high grade vein type deposits and for medium to high grade shear type deposits.

Kootenay Gold is the operator of the project and geologic mapping, gridding, soil geochemistry and preliminary trenching are planned over the shear hosted gold system.

All samples were assayed by Acme Analytical Labs in Vancouver, B.C. using an ICP package with geochem gold. The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (A QUALIFIED PERSON FOR THE PURPOSE OF NATIONAL INSTRUMENT 43-101, STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS).

AMADOR GOLD CORP.
ON BEHALF OF THE BOARD

/S/ RICHARD W. HUGHES
-----------------------
Richard W. Hughes
President

FURTHER    INFORMATION   CAN   BE   FOUND   ON   THE   COMPANY'S   WEB-SITE   AT
www.amadorgoldcorp.com

          The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 2

                             MATERIAL CHANGE REPORT

TO:               British Columbia Securities Commission
                  Alberta Securities Commission

ITEM 1.           NAME AND ADDRESS OF COMPANY

                  Amador Gold Corp.
                  711 - 675 West Hastings Street
                  Vancouver, British Columbia
                  V6B 1N2

ITEM 2.           DATE OF MATERIAL CHANGE:

                  December 16, 2005

ITEM 3.           NEWS RELEASE

                  The  press   release  was  issued  on  December  16,  2005  in
                  Vancouver, Canada.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced the acquisition of the Connor Creek Property.

ITEM. 5           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced that it has entered into an option agreement with Kootenay Gold Inc. (KTN: TSX) whereby the Company has optioned from Kootenay Gold the right to earn a 50% undivided interest in the Connor Creek property. The option calls for the Company to expend 1.0 million dollars in exploration and issue 400,000 shares to Kootenay over 4 years. If commercial production is reached an additional 250,000 shares of the Company are payable to Kootenay.

                  The Connor Creek Gold property lies approximately 16 km southwest of the town of Nelson in the Nelson Mining Division of southeastern British Columbia and is comprised of 42 claim units (CONRAU 1 to 42).

                  The Connor Creek property contains a NEW SHEAR HOSTED GOLD DISCOVERY in area with previously known gold occurrences. There are two styles of gold mineralization found on the property:

                  o GOLD BEARING SEMI-MASSIVE TO MASSIVE SULFIDE VEINS containing pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. This type of mineralization is similar to the sulfide veins in the Rossland Camp, which produced nearly 3.0 million ounces of gold from 1897 to the 1950's. Three previously known occurrences of this type of mineralization occur on the property.

                  o NEW GOLD MINERALIZED SHEAR ZONE containing disseminated to semi massive sulfides. Grab samples from bedrock contained gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The new shear zone has been traced for over 300 meters of strike and previous untested gold anomalies in soils and old pits occurring along the strike of the shear suggest a significant minimum lateral extent of gold mineralization of 1000 meters . The shear is open in both directions and is about 50 meters wide. Sampling to date are grab samples.

                           The mineralized shear represents a new target for the area discovered in a logging road.

                  The property has the potential to host Rossland (TAG) high grade vein type deposits and for medium to high grade shear type deposits.

                  Kootenay Gold is the operator of the project and geologic mapping, gridding, soil geochemistry and preliminary trenching are planned over the shear hosted gold system.

                  All samples were assayed by Acme Analytical Labs in Vancouver, B.C. using an ICP package with geochem gold. The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (A QUALIFIED PERSON FOR THE PURPOSE OF NATIONAL INSTRUMENT 43-101, STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS).

ITEM 6.           RELIANCE ON  SUBSECTION  7.1(2) OR (3) OF NATIONAL  INSTRUMENT
                  51-102

                  Not   applicable.   This  report  is  not  being  filed  on  a
                  confidential basis.

ITEM 7.           OMITTED INFORMATION

                  Not applicable.

ITEM 8.           EXECUTIVE OFFICER

                  Richard Hughes
                  President
                  Telephone:      (604) 685-2222

ITEM 9.           DATE OF REPORT

                  Dated  at  Vancouver,   British  Columbia  this  16th  day  of
                  December, 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    December 19, 2005        BY:  /S/ BEVERLY J. BULLOCK
                                  ------------------------------------
                                           Beverly J. Bullock,
                                           Corporate Secretary